Exhibit 21.1

Name	Jurisdiction of Formation/Incorporation
Extra Space Storage LP	Delaware
The list above excludes consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate). The list also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2024. A total of 494 subsidiaries have been excluded, each of which operates in the United States (other than one subsidiary which operates in Bermuda and one subsidiary which operates in the Cayman Islands).